SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                     North American Technologies Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    657193207
                                 (CUSIP Number)

                                 Daniel I. Warsh
                        c/o Crestview Capital Master, LLC
                            95 Revere Drive, Suite A
                                 Northbrook, IL
                                 (847) 559-0060

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 2005
             (Date of Event which Requires Filing of This Statement)


            If the filing person has previously filed a statement on
               Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
                                       [ ]

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

      Crestview Capital Master, LLC
--------- ---------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [ ]
      (b) [ ]
--------- ---------------------------------------------------------------------

3     SEC USE ONLY


--------- ---------------------------------------------------------------------

4     SOURCE OF FUNDS

      WC
--------- ---------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

      Not Applicable.
--------- ---------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------- ---------------------------------------------------------------------
NUMBER OF SHARES              7 SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               11,317,269 (See Items 3, 4 and 5)
PERSON WITH               ------- ---------------------------------------------

                              8 SHARED VOTING POWER

                                0
                          ------- ---------------------------------------------

                              9 SOLE DISPOSITIVE POWER

                                11,317,269 (See Items 4 and 5)
                          ------- ---------------------------------------------

                              10 SHARED DISPOSITIVE POWER

                                0
                         ------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,317,269 (See Items 3, 4 and 5)
--------- ---------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [  ]
--------- ---------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.9% (See Items 3, 4 and 5)
--------- ---------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      PN
--------- ---------------------------------------------------------------------


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

      This Schedule 13D amends the Schedule 13D/A filed on December 2, 2004 by Crestview Capital Master, LLC ("Crestview"), Midsummer Investment Ltd. ("Midsummer"), Islandia, L.P. ("Islandia"), Rooster, L.P., Big Bend XI Investments, Ltd. ("Big Bend"), HLTFFT LLC ("HLT"), Richard Kiphart and Crestview Warrant Fund, L.P. This Schedule 13D is being filed by Crestview only. The Stockholders Agreement by and among Sponsor Investments, LLC, Crestview, Midsummer, Islandia, Big Bend, HLT and Richard Kiphart, as described in the
Schedule 13D/A filed on December 2, 2004, terminated on May 31, 2005.

Item 1.   Security and Issuer.

      This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of North American Technologies Group, Inc., a Delaware corporation, which has its principal place of business at 14315 West Hardy Road, Houston, Texas 77060 (the "Company").

Item 2.   Identity and Background.

Item 2 is hereby amended in its entirety as follows:

(a) This statement is filed by Crestview Capital Master, LLC, a limited liability company organized under the laws of Delaware ("Crestview" or the "Reporting Person").

(b) The business address for the Reporting Person is 95 Revere Drive, Suite A, Northbrook, Illinois 60062.

(c) The principal business of the Reporting Person is purchasing, selling, trading and investing in securities.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following information:


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

On March 8, 2004, Crestview purchased $1,000,000 of Series AA Convertible Preferred Stock and Warrants to purchase shares of Common Stock from the Company in a private transaction. The source of funds for this transaction was the working capital of Crestview. The Series AA Convertible Preferred Stock issued to Crestview is convertible into shares of Common Stock at a conversion price equal to $1.08 per share, or 925,926 shares. Crestview also received Warrants to purchase (i) 204,543 shares of Common Stock with a term of exercise of four and one-half years and an exercise price equal to $1.18 per share and (ii) 204,543 shares of Common Stock with a term of exercise equal of four and one-half years and an exercise price equal to $1.23 per share. On March 9, 2004, Crestview purchased $2,500,000 Series BB Convertible Preferred Stock from the Company in a private transaction. The Series BB Convertible Preferred Stock issued to Crestview is convertible into shares of Common Stock at a conversion price equal to $0.60 per share, or 4,166,669 shares. The source of funds for this transaction was the working capital of Crestview. On February 22, 2005, Crestview exchanged the Series AA Convertible Preferred Stock and the Series BB Convertible Preferred Stock for 5,500 shares of Series CC Convertible Preferred Stock of the Company which is convertible at $1.08 per share into 5,092,593 shares and Warrants to purchase up to 2,290 shares of Series CC Convertible Preferred Stock of the Company which are convertible into 2,120,370 shares. The Series CC Preferred Stock and Warrants issued to Crestview contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Crestview (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable. In addition, in consideration for granting a release to the Company in connection with the February 22, 2005 transaction, Crestview was issued 258,424 shares of Common Stock by the Company.

On November 12, 2004, pursuant to a securities purchase agreement, Crestview purchased an aggregate of 6,282,295 shares of Common Stock from Avalanche Resources Ltd. and Kevin Maddox, a former officer of the Company, for an aggregate purchase price of $1,907,511 (4,000,000 shares at a purchase price of $0.30 per share and 2,282,295 shares at a purchase price of $0.31 per share.). The source of funds for this transaction was the working capital of Crestview.

On January 31, 2005, Crestview purchased from Crestview Warrant Fund L.P. (i) a warrant to purchase up to 9,884 shares of Common Stock which is exercisable through July 7, 2008 at an exercise price of $1.00 per share, (ii) a warrant to purchase up to 850,000 shares of Common Stock which is exercisable through July 7, 2008 at an exercise price of $.60 per share and (iii) a warrant to purchase up to 1,000,000 shares of Common Stock which is exercisable through December 31, 2008 at an exercise price of $.60 per share. The source of funds for this transaction was the working capital of Crestview.

On July 7, 2005, pursuant to a securities purchase agreement, Crestview purchased from the Company a 7% Convertible Debenture due July 7, 2006 in the principal amount of $845,000 which is convertible at $0.22, or 3,840,909 shares and Warrants to purchase up to 938,670 shares of Common Stock with a term of exercise of three years and an exercise price of $0.24. The 7% Convertible Debenture and Warrants issued to Crestview contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Crestview (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable. The source of funds for this transaction was the working capital of Crestview.

On December 30, 2005, pursuant to a securities purchase agreement, Crestview purchased from the Company a 7% Convertible Debenture due December 31, 2006 in the principal amount of $759,227 which is convertible at $0.15 per share, or 5,061,513 shares and Warrants to purchase up to 975,369 shares of Common Stock with a term of three years and an exercise price of $0.18 per share. The 7% Convertible Debenture and Warrants issued to Crestview contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Crestview (together with its affiliates) would beneficially own in excess of 9.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable. The source of funds for this transaction was the working capital of Crestview.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following information:

The purpose of this Schedule 13D is to report the transactions described in Item 3 above and to report that between November 22, 2004 and December 30, 2005, Mr. Robert Hoyt served as a member of the Company's board of directors.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) and (b) Crestview beneficially owns 11,317,269 shares or 14.9% of the issued and outstanding Common Stock (based on 75,959,989 shares outstanding as disclosed in the Company's Form 10-QSB for the quarter ended September 30,
2005). As described in Item 3 above, Crestview purchased Warrants to purchase up to 1,859,884 shares on January 31, 2005 and received 258,424 shares as consideration for a waiver on February 22, 2005. Crestview also owns Series CC Convertible Preferred Stock, 7% Convertible Debentures and Warrants which are convertible or exercisable into additional shares of Common Stock. The 7% Convertible Debentures and Warrants purchased on December 30, 2005 contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Crestview (together with its affiliates) would beneficially own in excess of 9.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable. The Series CC Convertible Preferred Stock and Warrants and the 7% Convertible Debentures and Warrants each contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Crestview (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable.

      Crestview Capital Partners, LLC is the sole managing member of Crestview. By virtue of such relationship, Crestview Capital Partners, LLC may be deemed to have dispositive power over the shares owned by Crestview. Crestview Capital Partners, LLC disclaims beneficial ownership of such shares. Mr. Stewart Flink, Mr. Robert Hoyt and Mr. Daniel I. Warsh are the members of Crestview Capital Partners, LLC and may be deemed to share dispositive power over the shares of Common Stock held by Crestview. Messrs. Flink, Hoyt and Warsh disclaim beneficial ownership of such shares of Common Stock.

(c) Except as described in Item 3 above, the Reporting Person has not effected transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. There are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

None.


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

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


January 31, 2006

CRESTVIEW CAPITAL MASTER, LLC

By:  /s/ Daniel I. Warsh
     ------------------------
     Name: Daniel I. Warsh
     Title: Member


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